UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

March 28, 2023

In the Matter of

Huale Acoustics Limited
13th Floor, Building B1
Wisdom Plaza
Qiaoxiang Road, Nanshan District
Shenzhen, Guangdong Province
China 518000

File No: 333-251850

ORDER DECLARING REGISTRATION STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED

Huale Acoustics Limited filed with the Commission a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The registration statement has been on file for more than nine months and has not yet become effective.

Huale Acoustics Limited has failed to respond to notice under Rule 479 that the registration statement would be declared abandoned unless it was timely amended or withdrawn;

In view of the foregoing, it is ORDERED that the registration statement be declared abandoned on March 28, 2023.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Mara Ransom
Office Chief